May 25, 2007
U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Attention:	Kathleen Collins and Patrick Gilmore
Division of Corporation Finance

Re:	Perot Systems Corporation
Form 10-K for the fiscal year ended December 31, 2006 (the “Form 10-K”)
Filed February 28, 2007
File No. 001-14773
Ladies and Gentlemen:
We have received your comment letter dated May 15, 2007 in reply to our response letter dated April 24, 2007. We acknowledge your response and will present in future filings basic earnings per share under the two-class method and diluted earnings per share for Class A under the most dilutive of either the two-class method or the if-converted method and Class B earnings per share under the two-class method.
Additionally, our footnote disclosure will clearly state how the numerators and denominators were determined in computing basic and diluted earnings per share for each class of common stock.
We acknowledge that we are responsible for the adequacy and accuracy of the disclosure in the Form 10-K; that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Form 10-K; and that we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Please call me at 972-577-6890 with any questions or comments regarding this letter. Thank you for your assistance.

Very truly yours,

/s/ Robert J. Kelly
Robert J. Kelly Corporate Controller and Principal Accounting Officer
Perot Systems 2300 West Plano Parkway Plano, TX 75075 P.O. Box 269005 Plano, TX 75026-9005 USA
main: +1 972 577 0000 www.perotsystems.com